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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2006
                                 --------------

                       Commission File Number: 333-123921
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            CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

                   3/F M8 West, No. 1 Jiu Xian Qiao East Road
         Chao Yang District, Beijing 100016, People's Republic of China
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   X        Form 40-F
                               -----                ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes           No  X
                                -----        -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                 82-     N/A
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            CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

                                    Form 6-K

                                TABLE OF CONTENTS

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Signature                                                       3
Exhibit 99.1 - Press Release                                    4
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                  CHINA TECHFAITH WIRELESS
                                  COMMUNICATION TECHNOLOGY LIMITED


                                  By: /s/ Defu Dong
                                     -------------------------------------------
                                     Name: Defu Dong
                                     Title: Chairman and Chief Executive Officer


Date: March 21, 2006

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